

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-Mail
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX 76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 57

1. We note your response to comment 4 referring to your disclosure regarding the limitations. Please provide the actual loan to value ratio for your loans and indicate where you fall within the capital stack of your subordinate loans.

Net Operating Income, page 63

2. We note your response to comment nine in our letter dated November 16, 2011 relating to expenses excluded in your computation of net operating income. Your response does not appear to address clearly and completely our request for additional information. As examples only, it is unclear how interest expense and placement fees are not directly associated with your investments given your disclosure on page 54 that you use debt to finance the acquisition or origination of loans, and your response to comment 13 that placements fees are incurred when loans are originated. As previously requested, please explain, and disclose in future filings, how each of the expenses excluded are not directly associated with your investments, how their exclusion is useful in evaluating operating performance, and how you use this measure.

Financial Statements

General

3. We note your response to comment 10 in our letter dated November 16, 2012 that loans to affiliates are secured by separate and distinct assets and therefore do not present an asset concentration risk. Please provide us a schedule showing the name of the affiliate, the corresponding outstanding balances as of December 31, 2011 and subsequent interim periods, and the collateral for each affiliate loan reported in your balance sheet (i.e., accrued receivables, loan participation interests, and notes receivable). In addition, please tell us how you determined the underlying properties are not related and tell us the extent to which the properties are subject to cross default or collateralization agreements. We may have further comment upon review of your response.

Consolidated Statements of Income, page F-4

4. We note your response to comment 11 in our letter dated November 16, 2012 that you undertake to include net interest income and net interest income after provision for loan losses in the notes to your financial statements in your future Exchange Act reports. Please confirm that you will include such presentation on the face of the statements of operations consistent with Article 9 of Regulation S-X.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

5. We note your response to comment 13 in our letter dated November 16, 2012. Please tell us how your amortization method for placement fees relating to your lending activities complies with ASC 310-20-35-2.

Note P. Concentration of Credit Risk, page F-33

6. We note your response to comment 16 in our letter dated November 16, 2012. You have indicated that as your loans to borrowers not related to you, but related to each other, are secured by separate and distinct assets, and as you are not entitled to participate in expected residual profit from the sale or refinancing of a property, Topic 1I is not analogous to these loans. We continue to believe that these loans are subject to the guidance in SAB Topic 1I regarding asset concentration risk. Please revise to include audited financial statements of these borrowers or guarantors for an investor's assessment of your risk from your asset concentration or tell us how you determined the loans are not individually significant (i.e., 20% of total assets), or are not secured by related properties, and tell us the extent to which the properties are subject to cross default or collateralization agreements.

General

7. We note the three acknowledgements (i.e. Tandy language) provided at the end of your response letter dated December 17, 2012. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgements by a member of management in your next response letter.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant